UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

Commission File Number 1-15401
ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

ENERGIZER HOLDINGS, INC.
533 Maryville University Drive
St. Louis, Missouri 63141
(314) 985-2000

Energizer Holdings, Inc. Savings Investment Plan
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements Of Net Assets Available For Benefits
Statements Of Changes In Net Assets Available For Benefits
Notes To Financial Statements

Supplemental Schedule

Report of Independent Registered Public Accounting Firm On Supplemental Information

Schedule Of Assets Held At End Of Year

Signatures

Exhibit Index

Report Of Independent
Registered Public Accounting Firm

To The Energizer Plans Administrative Committee
Energizer Holdings, Inc. Savings Investment Plan
Saint Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of the Energizer Holdings, Inc. Savings Investment Plan (the Plan) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP

St. Louis, Missouri
June 28, 2010

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009		2008
	(dollars in thousands)
Assets
Investments, at fair value (Notes 2, 5 and 7)
Registered Investment Companies:
Vanguard 500 Index Fund Signal Shares	$83,643	*	$66,023	*
Vanguard International Growth Fund	43,792	*	31,041	*
Vanguard Money Market Reserve Fund - Federal Portfolio	26,798		35,538	*
Vanguard Total Bond Market Index Fund Signal Shares	46,081	*	45,184	*
Vanguard Wellington Fund Investor Shares	64,833	*	56,581	*
Vanguard Windsor II Fund Investor Shares	52,463	*	44,189	*
Other	147,330		104,325
Total Registered Investment Companies	464,940		382,881
Common stock - Energizer Holdings, Inc. Stock Fund	61,902	*	57,362	*
Vanguard Retirement Savings Trust (Common/Collective Trust)	135,675	*	135,336	*
Loans to participants	13,405		12,925
Total Investments	675,922		588,504

Net Assets Available For Benefits (at fair value)	675,922		588,504

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,921)		1,769

Net Assets Available For Benefits (at contract value)	$673,001		$590,273

*	Investment represents 5% or more of Plan's net assets.

See the accompanying notes to financial statements.

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For The Years
	Ended December 31,
	2009	2008
	(dollars in thousands)
Additions To Net Assets Attributed To:
Employer contributions	$8,296	$8,562
Participant contributions	28,098	28,666

Total Additions	36,394	37,228

Deductions From Net Assets Attributed To:
Benefits paid	54,772	57,786
Administrative expenses	236	167

Total Deductions	55,008	57,953

Investment (Loss)/Income:
Interest income	888	972
Dividends income	13,835	22,114
Net appreciation/(depreciation) in fair value of investments	86,619	(234,389)

Net Investment Income/(Loss)	101,342	(211,303)

Net Increase/(Decrease)	82,728	(232,028)

Net Assets Available For Benefits - Beginning Of Year	590,273	822,301

Net Assets Available For Benefits - End Of Year	$673,001	$590,273

See the accompanying notes to financial statements.

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 And 2008
(Dollars in thousands, except where stated otherwise)

1.
Description Of The Plan

The following is a summary description of the Energizer Holdings, Inc. Savings Investment Plan (the Plan) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Energizer Holdings, Inc. (the Company) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. It is the Company’s intent that the Plan meets the requirements of Section 404(c) of ERISA. Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant’s exercise of control over assets in the participant’s Plan account.

Plan Participation

Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to the U.S. Federal Insurance Contributions Act tax.

Employees are automatically enrolled as Plan participants following 30 days of employment, unless they opt out of participation within 30 days or elect, if administratively feasible, to begin participation earlier. Under the automatic enrollment process, contribution levels and investment choices are pre-determined, unless employees take action to increase or decrease contributions or change investment direction.

Contributions

Participants can contribute from 1% to 50% of their compensation as defined by the Plan in 1% increments on a before-tax basis, subject to Internal Revenue Service (IRS) limits. Employees who are automatically enrolled in the Plan contribute 6% on a before-tax basis, unless they take action to change the contribution percentage. Before-tax contributions not exceeding 6% of the participant’s compensation are matched 50% by the Company.

After-tax contributions not exceeding 1% of the participant’s compensation are matched 325% by the Company. This match is separately credited to a participant’s PensionPlus Match Account in the Energizer Holdings, Inc. Retirement Plan, the Company’s non-contributory defined benefit pension plan covering substantially all domestic employees. Participants may also contribute an additional 1% to 21% of their compensation on an after-tax basis that is not matched by the Company, subject to IRS and Plan limits. Therefore, participants may contribute a total of 1% to 22% of compensation on an after-tax basis. Employees who are automatically enrolled in the Plan who take no action to change the automatic enrollment choice contribute 1% on an after-tax basis.

Effective January 1, 2010, the Company will no longer match the 1% after-tax contribution with a 325% Company contribution to the participant’s pension plan account and the Company will discontinue automatic enrollment in after tax contributions.

Investment Options

All participant contributions and Company matching contributions are invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant.

Vesting

Employee before-tax and after-tax contributions and earnings thereon vest immediately. Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of service. Participants are 100% vested in Company matching contributions and earnings thereon after four years of service. In the event of a participant’s attainment of age 65, retirement (termination of employment after age 55), death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has been credited with fewer than four years of service.

Payment of Benefits

Upon death, termination of service, or attainment of age 70½, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account. Participant accounts with vested balances of $1 or less will be automatically distributed unless otherwise instructed.

Plan In-Service Withdrawals

In-service withdrawals of before-tax contributions may be made prior to termination or retirement in the event of financial hardship or any time after the participant attains age 59½. For all participants, hardship distributions are limited to the amount required to meet the need created by the hardship. After-tax contributions and earnings thereon may be withdrawn at any time.

Participant Loans

Participants may borrow from their accounts subject to the provisions of the Plan. Loans are limited in the aggregate to the lesser of 50% of the vested amount in the participant’s account or $50, reduced by the highest outstanding participant loan balance in the one year period ending immediately before the date of the new loan. The minimum loan amount is $1. Participants pay interest on such loans, at a fixed rate of 1% above the prime rate, determined as of the first day of the month in which the participant applies for the loan. Participant loans can be up to a maximum loan period of five years for general-purpose loans and 10 years for the purchase of a principal residence. Loan repayments are made through payroll deduction each pay period. Participants must agree orally (ratified by subsequent cashing of the loan check), electronically, or in writing to the terms of the loan. In the event of the participant’s termination, the unpaid balance, if not repaid, will be subtracted from the participant’s final distribution.

Forfeitures

Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon that are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes additional years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $89 and $94 for the years ended December 31, 2009 and 2008, respectively.

Plan Administration

The Plan is administered by the Energizer Plans Administrative Committee (EPAC). EPAC, which reviews and determines benefit appeals by participants, has the exclusive right to interpret the Plan and to decide matters arising under the Plan or in connection with its administration, including determination of eligibility for, and the amount of distributions and withdrawals. Members of EPAC are Company employees and are appointed by the Company’s Board of Directors. They are listed as follows:

Daniel J. Sescleifer	Executive Vice President and Chief Financial Officer
William C. Fox	Vice President and Treasurer
Peter J. Conrad	Vice President, Human Resources
John J. McColgan	Vice President and Controller
Joseph J. Tisone	Vice President, Global Operations – Household Products
Geraldine S. Auger	Vice President, Global HR Programs
David S. VerNooy	Vice President, Research, Development and Engineering – Schick-Wilkinson Sword

Vanguard Fiduciary Trust Company (Vanguard) is Trustee of the assets of the Plan. As Trustee, Vanguard has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Plan Termination

The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall become fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant’s account shall be distributed to the participant or for the participant’s benefit.

2.	Summary Of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting, except that distributions to participants are recorded when paid.

Investment Valuation

The following is a description of the valuation methodologies used for assets measured at fair value. See Note 7 for further information.

Registered Investment Companies
Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Common Stock
The Company Stock Fund is valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV is determined by dividing the net assets of the Company Stock Fund by the number of units outstanding on the day of valuation. The Company Stock Fund is comprised of assets that are traded on an active market and cash and cash equivalents.

Common/Collective Trust
Units of the Retirement Savings Trust are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. As described in accounting guidance on Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance previously mentioned, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Participant Loans

Participant loans are valued at cost, which approximates fair value. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Income Recognition

Interest income is recognized when earned and dividend income is recognized on the date of record. Realized and unrealized gains and losses are determined using the average cost method.

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Accounting Reclassifications

Certain 2008 amounts have been reclassified to conform to the financial statement presentation used in 2009.

Subsequent Events

The Company had evaluated subsequent events and determined that no disclosure is necessary.

3.	Related Party and Party-in-Interest

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various investment funds and short-term investments which are owned and managed by Vanguard, as Trustee of the Plan’s assets. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of ERISA.

4.	Income Tax Status

The Plan received a favorable letter of determination from the IRS dated March 6, 2009,

indicating compliance with section 401(a) of the Internal Revenue Code of 1986, as amended (Code) and exemption under the provisions of section 501(a) of the Code. Thus, a provision for a federal income tax is not required in the accompanying financial statements. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.	Investments

For the years ended December 31, 2009 and 2008, the Plan’s investments, including Plan investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated by $86,619 and depreciated by $(234,389), respectively, as follows.

	For the Years
	Ended December 31,
	2009	2008
Net appreciation/(depreciation) in fair market value:
Shares in registered investment companies	$79,054	$(174,743)
Common stock - Energizer Holdings, Inc. Stock Fund	7,565	(59,646)

Total net appreciation/(depreciation) in fair market value	$86,619	$(234,389)

Investments that represent 5% or more of the Plan net assets are separately identified in the “Statements of Net Assets Available for Plan Benefits”.

6.	Financial Instruments Measured at Fair Value

Accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified in one of the following three categories:

	Level 1:	Quoted market prices in active markets for identical assets or liabilities.

	Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.

	Level 3:	Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

Under the fair value accounting guidance hierarchy an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Plan’s financial assets, which are carried at fair value, as of December 31, 2009 and 2008 that are measured on a recurring basis during the period, utilizing a market approach valuation technique, segregated by level within the fair value hierarchy.

In 2009, the Plan adopted a recently issued accounting standard, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

	Level 1		Level 2		Level 3		Total
	December 31,		December 31,		December 31,		December 31,
	2009	2008	2009	2008	2009	2008	2009	2008
Assets at fair value:
Registered Investment Companies:
Index Funds	$47,597	$45,184	$-	$-	$-	$-	$47,597	$45,184
International Growth Funds	48,068	33,604	-	-	-	-	48,068	33,604
Large-Cap Index Funds	166,954	133,747	-	-	-	-	166,954	133,747
Money Market Funds	29,473	35,538	-	-	-	-	29,473	35,538
Small-Cap Index Funds	45,655	33,629	-	-	-	-	45,655	33,629
Target Funds	127,193	101,179	-	-	-	-	127,193	101,179
Total Registered Investment
Companies	464,940	382,881	-	-	-	-	464,940	382,881
Common stock - Energizer Holdings,
Inc. Stock Fund	-	-	61,902	57,362	-	-	61,902	57,362
Common/Collective Trust	-	-	135,675	135,336	-	-	135,675	135,336
Loans to participants	-	-	-	-	13,405	12,925	13,405	12,925
Total assets at fair value	$464,940	$382,881	$197,577	$192,698	$13,405	$12,925	$675,922	$588,504

The following table sets forth a reconciliation of changes between the beginning and ending fair value of the Plan’s level 3 inputs.

	Fair Value at		Purchases, Sales,	Transfers	Fair Value at
	December 31,	Gains/	Issuances and	in/out of	December 31,
	2007	(Losses)	Settlements (net)	Level 3	2008
Loans to participants	$11,919	$-	$1,006	$-	$12,925
Total	$11,919	$-	$1,006	$-	$12,925

	Fair Value at		Purchases, Sales,	Transfers	Fair Value at
	December 31,	Gains/	Issuances and	in/out of	December 31,
	2008	(Losses)	Settlements (net)	Level 3	2009
Loans to participants	$12,925	$-	$480	$-	$13,405
Total	$12,925	$-	$480	$-	$13,405

Supplemental Schedule

Report Of Independent Registered Public
Accounting Firm On Supplementary Information

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri
June 28, 2010

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
EIN 43-1863181 PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009
(Dollars in Thousands)

	(b) Identity of Issue,		(d)
	Borrower, Lessor, or	(c) Description of Investment Including Maturity Date,	Current
(a)	Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Value
*	Vanguard Group	Aberdeen Em Markets Inst	$1,046
*	Vanguard Group	500 Index Fund Signal	83,643
*	Vanguard Group	Forward:Itl Sm Co;Inst	3,230
*	Vanguard Group	RidgeWorth Small Cap Val; I Sh	4,952
*	Vanguard Group	Small-Cap Index Signal	24,620
*	Vanguard Group	Total Bond Mkt Idx Signal	46,081
*	Vanguard Group	Vanguard Explorer Fund Inv	16,083
*	Vanguard Group	Vanguard Fed Money Mkt	26,798
*	Vanguard Group	Vanguard Infla-Prot Securities	1,516
*	Vanguard Group	Vanguard Int'l Growth Fund Inv	43,792
*	Vanguard Group	Vanguard Prime Money Mkt	2,675
*	Vanguard Group	Vanguard PRIMECAP Fund Inv	30,848
*	Vanguard Group	Vanguard Target Retirement Inc	1,485
*	Vanguard Group	Vanguard Tgt Retirement 2005	1,738
*	Vanguard Group	Vanguard Tgt Retirement 2010	4,760
*	Vanguard Group	Vanguard Tgt Retirement 2015	10,206
*	Vanguard Group	Vanguard Tgt Retirement 2020	12,087
*	Vanguard Group	Vanguard Tgt Retirement 2025	10,400
*	Vanguard Group	Vanguard Tgt Retirement 2030	8,589
*	Vanguard Group	Vanguard Tgt Retirement 2035	5,771
*	Vanguard Group	Vanguard Tgt Retirement 2040	3,415
*	Vanguard Group	Vanguard Tgt Retirement 2045	2,416
*	Vanguard Group	Vanguard Tgt Retirement 2050	1,493
*	Vanguard Group	Vanguard Wellington Inv	64,833
*	Vanguard Group	Vanguard Windsor II Fund Inv	52,463
		Total Investment in Shares in Registered Investment Company	464,940

*	Vanguard Group	Vanguard Retirement Saving Trust (Common/Collective Trust)	135,675
		Total Investment in Common/Collective Trust	135,675

*	Energizer Holdings, Inc.	Common Stock - Energizer Holdings, Inc. Stock Fund	61,902
		Total Investment in Common Stock	61,902

*	Loans to Participants	Loans to Participants (various maturity dates through	13,405
		December 2019, 4.25% to 10.50% interest)
		Total Loans to Participants	13,405

			$675,922

* Investment represents allowable transaction with a party-in-interest.

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, Energizer Holdings, Inc., as Plan Administrator of the Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ENERGIZER HOLDINGS, INC.

Registrant

By:
Daniel J. Sescleifer
Executive Vice President and Chief Financial Officer

Date: June 28, 2010

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Accountants